Filed by Corn Products International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Corn Products International, Inc.
Commission File No.: 001-13397
July 11, 2008
Dear Valued Industrial Customer:
I am writing to follow-up on our previous letter regarding the effect of the proposed acquisition of Corn Products International by Bunge Limited. I have received a few questions regarding the impact of the transaction on Corn Products North American Industrial business. Rest assured that we continue to run our business as usual and intend to do so following the consummation of the transaction.
As discussed in the June 23, 2008 press release, after the effective date of the transaction, Corn Products will continue to operate under its existing name as a wholly-owned subsidiary of Bunge. Our headquarters will remain in Westchester, Illinois. There are no plans to close industrial facilities as a result of the transaction. The industrial business has always been an important part of Corn Products International, and we are looking forward to continuing to service and grow our industrial business. Corn Products will honor our ongoing commitments to all our customers. We are looking forward to taking advantage of additional opportunities and resources, such as leveraging Bunge’s worldwide logistics resources, in order to better serve our industrial customers.
Please let us know if you have additional questions about the proposed Bunge transaction. We at Corn Products are looking forward to continuing to provide our industrial customers with quality products and world-class service.
Sincerely,

Dennis Callanan
V.P. Industrial & Agribusiness
U.S./Canadian Region

	Corn Products U.S.	Casco Inc.

	5 Westbrook Corporate Center	405 The West Mall, Suite 600,

	Westchester, IL 60154	Etobicoke, Ontario Canada M9C 0A1

	Phone: (708) 551-2600	Phone: (416) 620-2300

A business unit of Corn Products International, Inc.	Fax: (708) 551-2700	Fax: (416) 626-4045

************************************************************************************
Forward Looking Statements
This material contains “forward-looking statements”, including, among other statements, statements regarding the proposed merger between Corn Products International, Inc. and Bunge Limited, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “continue”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Corn Products and Bunge.
Relevant risks and uncertainties include those referenced in Corn Products’ and Bunge’s filings with the Securities and Exchange Commission (the “SEC”) which can be obtained as described in “Additional Information” below. Risks and uncertainties relating to the proposed merger include: required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products’ operations with those of Bunge may be materially delayed or may be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Corn Products assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.
Additional Information
This material is not a substitute for the joint proxy statement/prospectus and any other documents Corn Products International, Inc. and Bunge Limited intend to file with the SEC in connection with the proposed merger. Investors and securityholders are urged to carefully read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be, and other documents filed or to be filed by Corn Products and Bunge with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), by accessing Corn Products’ website at www.cornproducts.com under the tab “Investors” and then under the heading “Financial Reports” and then under the heading “SEC Filings” and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations, and by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations.
Neither Corn Products nor Bunge is currently engaged in a solicitation of proxies from the securityholders of Corn Products or Bunge in connection with the proposed merger. If a proxy solicitation commences, Corn Products, Bunge and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K. Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K. Additional information about the interests of potential participants will be included in the joint proxy statement/prospectus when it becomes available.

	Corn Products U.S.	Casco Inc.

	5 Westbrook Corporate Center	405 The West Mall, Suite 600,

	Westchester, IL 60154	Etobicoke, Ontario Canada M9C 0A1

	Phone: (708) 551-2600	Phone: (416) 620-2300

A business unit of Corn Products International, Inc.	Fax: (708) 551-2700	Fax: (416) 626-4045